Listed on the Toronto Stock Exchange:CBD

News Release 03-15

July 10, 2003

#950 - 505 Burrard Street

Box 72, One Bentall Centre

Vancouver, BC  V7X 1M4

Phone:     604 608-2557

Fax:          604 608-2559

Website:  www.cumberlandresources.com

Email:      info@cumberlandresources.com

CUMBERLAND REPORTS 2003 WORK PROGRAM ANNOUNCED AT MELIADINE WEST

CUMBERLAND RESOURCES LTD. (CBD-TSX) reports that WMC International Ltd. has approved a $2,070,000 work program on the Meliadine West gold project, located 25 kilometres northwest of the Hamlet of Rankin Inlet, Nunavut.   The Meliadine West project is held 56% by WMC, 22% by Cumberland and 22% by Comaplex Minerals Corp.  WMC is the Operator and finances all expenditures on the project.

The 2003 program at Meliadine West will consist of infill drilling on the Tiriganiaq Zone and regional exploration for both gold and diamonds.  It is anticipated that the infill drilling program in the Tiriganiaq area will consist of 4,700 metres in 17 drill holes to attempt to upgrade specific areas of the deposit from inferred resources to indicated resources.  Regional exploration will consist of ground geophysics, geological prospecting, and mapping on existing gold targets in 13 separate areas.  Follow-up drilling of approximately 600 metres is proposed on new targets developed from the regional work or on existing prospects.  A till sampling program for kimberlite indicator minerals will also be completed.

Meliadine West Project Resources (100%)* – WMC, October 2000

Indicated	5,212,000 t grading 7.70 g/t	1,290,400 oz. gold
Inferred	16,389,700 t grading 6.08 g/t	3,204,200 oz. gold

Cumberland is well financed with approximately $19 million in its treasury and is advancing the 100% held Meadowbank gold project in Nunavut to production.  A feasibility study was initiated on the Meadowbank project in October 2002 and is expected to be completed in late 2003.  A preliminary assessment** completed in January 2002 indicated the Meadowbank project could support a production rate of approximately 250,000 ounces per year at an estimated cash cost of US$168 per ounce over an eight year mine life, with 85% of gold production from open pit mine designs.

Cumberland holds interests in two of the largest undeveloped gold projects in Canada:  Meadowbank (100%) and Meliadine West (22% carried) and is exploring for diamonds at the Meliadine East project (50%).

CUMBERLAND RESOURCES LTD.

__________________________________

"Kerry M. Curtis, B.Sc., P.Geo."

President and CEO

For further information contact:

Kerry Curtis, President and CEO or Joyce Musial, Manager, Investor Relations

*   Resources estimated by WMC (October 2000).  Resource classification conforms to CIM Standards on Mineral Resources and Reserves (August 2000).

* *  Cautionary Note:  The preliminary assessment completed in January 2002 is preliminary in nature, included inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves and there is no certainty that the preliminary assessment will be realized. The production forecast used in the Preliminary Assessment included approximately 5.9 million tonnes of Inferred Mineral Resource, or 41% of the total forecast.  In compliance with National Instrument 43-101, the Company issued a Technical Report which is available at www.sedar.com for review.

Certain statements in this News Release constitute "forward-looking statements" within the meaning of the Private Securities Litigation's Reform Act of 1995.  Such forward looking statements involve risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance of achievements expressed or implied by such forward-looking statements.